LIMITED LIABILITY COMPANY AGREEMENT

This Limited Liability Company Agreement (this "**Agreement**") of Valerie's LLC, a Delaware limited liability company (the "**Company**"), is entered into as of November 26, 2020 by and among the Company, Valerie Bendish and any other Person who, after the date hereof, becomes a Member in accordance with the terms of this Agreement (collectively, the "**Members**"). Unless otherwise noted or defined elsewhere in this Agreement, capitalized terms used in this Agreement have the meanings ascribed herein, as more fully set forth in ARTICLE X.

ARTICLE I
Organizational Matters

Section 1.01   **Name.** The name of the Company is Valerie's LLC.

Section 1.02   **Principal Office.** The principal office of the Company is located at 39F White Rock Blvd. Oak Ridge, NJ 07438, or such other location as may from time to time be determined by the Managers. The Managers shall give prompt notice of any such change to each of the Members.

Section 1.03   **Registered Office; Registered Agent.** The registered office of the Company and the registered agent for service of process on the Company in the State of Delaware shall be that office and Person named in the Certificate of Formation or such other office (which need not be a place of business of the Company) or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

Section 1.04   **Purpose; Powers.**

    (a)   The purposes of the Company are to engage in any lawful act or activity for which limited liability companies may be formed under the Delaware Act and to engage in any and all activities necessary or incidental thereto.

    (b)   The Company shall have all the powers necessary or convenient to carry out the purposes for which it is formed, including the powers granted by the Delaware Act.

Section 1.05   **Term.** The term of the Company commenced on the date and time the Certificate of Formation was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually or until any earlier date when the Company is terminated in accordance with the provisions of this Agreement or as provided by law.

ARTICLE II
Members

Section 2.01   **Members.** The names, mailing addresses, and Membership Interests of the Members are set out in <u>Schedule I</u> attached hereto (the "**Members Schedule**"). The Managers shall maintain and update the Members Schedule upon the issuance or Transfer of any Membership Interests to any new or existing Member in accordance with this Agreement.

Section 2.02   **Capital Contributions; Capital Accounts; No Withdrawals.**

(a)   The Members have contributed to the Company the amounts, in the form of cash, property, services, or a promissory note or other obligation (as such amounts may be amended herein from time to time, the "**Capital Contributions**") set out in the Members Schedule. No Member is required to make additional Capital Contributions to the Company.

(b)   The Company shall establish and maintain for each Member a separate capital account (a "**Capital Account**") on its books and records in accordance with the provisions of Section 704(b) of the Code and Treasury Regulations Section 1.704-1(b)(2)(iv). Each Capital Account shall be (i) credited by such Member's Capital Contributions to the Company and any profits allocated to such Member in accordance with Section 4.01 and (ii) debited by any distributions to such Member pursuant to Section Section 5.01(a) and any losses allocated to such Member in accordance with Section 4.01. For purposes of maintaining the Members' Capital Accounts, profits and losses shall be determined in accordance with Treasury Regulation Section 1.704-1(b). The Capital Accounts shall be adjusted by the Managers upon the occurrence of an event described in Treasury Regulations Section 1.704-1(b)(2)(iv)(f)(5) in the manner described in Treasury Regulations Section 1.704-1(b)(2)(iv)(f)(5) and (g) if the Managers determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members. In the event of a Transfer of any Membership Interest in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the transferred Membership Interest.

(c)   No Member shall be entitled to withdraw any part of its Capital Account or to receive any distribution from the Company, except as otherwise provided in this Agreement.

Section 2.03   Admission of Additional Members.

(a)   Additional Members may be admitted from time to time in connection with (i) the issuance of Membership Interests by the Company, subject to compliance with the provisions of Section 3.06(b), or (ii) a Transfer of Membership Interests, subject to compliance with the provisions of ARTICLE VI, and in either case, following compliance with the provisions of Section 2.03(b).

(b)   In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or a Transfer (including a Permitted Transfer) of Membership Interests, such Person shall have executed and delivered to the Company a written undertaking substantially in the form of the Joinder Agreement attached as Exhibit A (a "**Joinder Agreement**"). Upon the amendment of the Members Schedule by the Managers and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Membership Interests, such Person shall be admitted as a Member, shall be a party hereto, shall be deemed listed as such on the books and records of the Company, and thereupon shall be issued his, her, or its Membership Interests. The Managers shall also adjust the Capital Accounts of the Members as necessary in accordance with Section 2.02.

Section 2.04   No Withdrawal; Death of Member.

(a)   So long as a Member continues to hold any Membership Interest, such Member shall not have the ability to withdraw as a Member prior to the dissolution and winding up of the

Company and any such withdrawal or attempted withdrawal by a Member prior to the dissolution and winding up of the Company shall be null and void. As soon as any Member ceases to hold any Membership Interests, such Person shall no longer be a Member. A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in Section 18-304 of the Delaware Act.

(b)   The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members and the Membership Interests owned by the deceased Member shall be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries, as applicable, as Permitted Transferees; provided, that any such Permitted Transferee shall be admitted as a Member only upon compliance with the provisions of Section 2.03(b).

Section 2.05   Certification of Membership Interests.

(a)   The Company may, but shall not be required to, issue certificates evidencing Membership Interests in the Company.

(b)   If the Managers shall issue certificates representing Membership Interests in accordance with Section 2.05(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Membership Interests shall bear a legend substantially in the following form:

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED, OR OTHERWISE DISPOSED EXCEPT PURSUANT TO (A) A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) AN EXEMPTION FROM REGISTRATION THEREUNDER.

Section 2.06   Meetings.

(a)   Meetings of the Members may be called by (i) the Managers or (ii) a Member or group of Members holding more than fifty percent (**50%**) of the Membership Interests.

(b)   Written notice stating the place, date, and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than ten (**10**) days and not more than ninety (**90**) days before the date of the meeting to each Member, by or at the direction of the Managers or the Member(s) calling the meeting, as the case may be. The Members may hold meetings at the

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Company's principal office or at such other place, as the Managers or the Member(s) calling the meeting may designate in the notice for such meeting.

(c)   Any Member may participate in a meeting of the Members by means of conference telephone or other communications equipment by means of which all Persons participating in the meeting hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d)   On any matter that is to be voted on by the Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; *provided*, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e)   The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include other business to be conducted by the Members; *provided*, that the Members shall have been notified of the meeting in accordance with Section 2.06(b). Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(f)   A quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of the Members holding a majority of the Membership Interests. Subject to Section 2.07, no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(g)   Subject to Section 2.07, Section 3.06, Section 11.09, and any other provision of this Agreement or the Delaware Act requiring the vote, consent, or approval of a different percentage of the Membership Interests, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a majority of the Membership Interests.

Section 2.07   Action Without Meeting. Notwithstanding the provisions of Section 2.06, any matter that is to be voted on, consented to, or approved by Members may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action is present and votes. A record shall be maintained by the Managers of each such action taken by written consent of a Member or Members.

ARTICLE III
Management

Section 3.01   Board of Managers. The Company will be managed by a board ("**Board of Managers**") of managers, also referred to as managing Members (each a "**Manager**" and collectively "**Managers**"). The Board of Managers will initially consist of five (**5**) board seats (individually a "**Seat**" and for multiples "**Seats**"), filled by three (**3**) Managers. Valerie Bendish shall be initially appointed as a

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Manager, Chairman of the Board of Managers and fill three (**3**) Seats, until such time he sees fit, at his sole discretion, to appoint other Members to those Seats. Valerie Bendish, as a representative of Valerie's LLC, shall be initially appointed as Managers, each of whom will fill one (**1**) Seat. Each Seat shall have one (**1**) vote.

(a)　　　Except as otherwise provided in this Agreement, wherever this Agreement requires the approval of the Board of Managers, the affirmative vote of fifty-one percent (**51%**) or more of the Seats shall be required to approve the matter.

(b)　　　In lieu of holding a meeting, the Board of Managers may vote or otherwise take action by a written instrument indicating the consent of the majority of Seats, provided that prior written notice of the meeting has been given to or has been waived by all non-consenting Seats.

(c)　　　Except as otherwise provided in this Agreement, wherever the Delaware Act requires unanimous consent to approve or take any action, that consent may be given in writing.

Section 3.02　　Resignation and Replacement of a Manager.

(a)　　　A Manager resigns by providing written notice to the Board of Managers. The resignation takes effect when received at the Company's address, or at a later date stated in the notice of resignation.

(b)　　　Except when the Board of Managers has no remaining Managers, the Board of Managers will select a replacement for any Manager who resigns. If a Manager's resignation leaves the Board of Managers without any Managers, the Company shall be managed by an interim manager chosen with the unanimous consent of the Members, until the Members elect a committee of replacement Managers at a properly called Member meeting or by written consent. At any such meeting, the election will proceed under the same requirements, procedures, and conditions as stated in Section 3.02(c).

(c)　　　Each Manager will be elected by the Members. Each Manager must be a Member holding Membership Interest. Following their election, Managers will serve until (i) removal, (ii) resignation, or (iii) election of a successor, whichever occurs first.

Section 3.03　　Duties of Managers.

(a)　　　Each Manager must discharge his, her, or its duties in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner the Manager reasonably believes to be in the best interests of the Company.

(b)　　　A Manager may rely on information received from other persons if that reliance is consistent with the Manager's duties under Section 3.03(a).

Section 3.04　　Non-liability of Managers for Acts or Omissions in Their Official Capacity. To the full extent permitted by the Delaware Act, all Managers are released from liability for damages and other monetary relief on account of any act, omission, or conduct in the Manager's managerial capacity. This release does not protect a Manager who is a Member from being required by a court to purchase the Membership interest of a Member who successfully contends that the Manager-Member has committed actionable oppressive acts. No amendment or repeal of this section affects any liability or alleged liability of any Manager for any acts, omission, or conduct that occurred prior to the amendment or repeal.

Section 3.05   No Authority of Members. Except as authorized by the Managers, no Member has the authority to make any contracts, enter into any transactions, or make any commitments on behalf of the Company.

Section 3.06   Actions Requiring Approval of Members. Subject to any provision in the Delaware Act requiring approval by a different percentage or of particular Members, without the written approval of Members holding fifty-one (**51%**) percent or more of the Membership Interests, the Company shall not, and shall not enter into any commitment to:

(a)   Amend, modify, or waive any provisions of the Articles of Organization or this Agreement, in whole or in part; *provided* that the Managers may, without the consent of the other Members, amend the Members Schedule following any new issuance, redemption, repurchase, or Transfer of Membership Interests in accordance with this Agreement.

(b)   Issue additional Membership Units, Membership Interests, Equity Securities, or other securities or, except in connection with a Transfer of Membership Interests that complies with the applicable provisions of Article VI and Section 2.03(b), admit additional Members to the Company.

(c)   Incur any indebtedness, pledge or grant Liens on any assets or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person in excess of ten thousand dollars (**$10,000**) a single transaction or series of related transactions, or in excess of fifty thousand dollars (**$50,000**) in the aggregate at any time outstanding.

(d)   Make any loan or advance to or a Capital Contribution or investment in, any Person, in excess of ten thousand dollars (**$10,000**).

(e)   Enter into or effect any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, sale of stock or acquisition of assets) by the Company of any assets and/or equity interests of any Person, other than in the ordinary course of business consistent with past practice.

(f)   Enter into or effect any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets or equity interests, other than sales of inventory in the ordinary course of business consistent with past practice.

(g)   Settle any lawsuit, action, dispute, or other proceeding or otherwise assume any liability or agree to the provision of any equitable relief by the Company.

(h)   Dissolve, wind up, or liquidate the Company or initiate a bankruptcy proceeding involving the Company.

Section 3.07   Officers. The Managers may appoint one or more individuals as officers of the Company (the "**Officers**") as the Managers deems necessary or desirable to carry on the business of the Company and may delegate to such Officers such power and authority as the Managers deems

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advisable. An Officer is not required to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Managers or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Managers. Any Officer may be removed by the Managers at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Managers.

Section 3.08   **Power of Attorney**.

(a)   Grant of Power. Each Member constitutes and appoints the Board of Managers as the Member's true and lawful attorney-in-fact ("**Attorney-in-Fact**"), and in the Member's name, place and stead, subject to the limitations set forth in Section 3.03 above, to make, execute, sign, acknowledge, and file

(i)   Certificate of Formation and any amendment thereto;

(ii)   All such documents or instruments to reflect the admission to the Company of a substituted Member, an additional Member or the withdrawal of any Member, in the manner prescribed in this Agreement;

(iii)   All such other documents or instruments which the Board of Managers deems necessary, appropriate or helpful in the ordinary course of the Company's business or in connection with the acquisition, financing, sale or leasing of any properties or refinancing of any debt of the Company including, but not limited to, deeds, leases, notes, mortgages, assignments of leases, security agreements, financing statements and affidavits of title;

(iv)   All documents which the Attorney-in-Fact deems appropriate to reflect any amendment, change, or modification of this Agreement;

(v)   Any and all other certificates or other instruments required to be filed by the Company under the laws of the State of Delaware or of any other state or jurisdiction, including, without limitation, any certificate or other instruments necessary in order for the Company to continue to qualify as a limited liability company under the laws of the State of Delaware;

(vi)   One or more assumed name certificates; and

(vii)   All documents which may be required to dissolve and terminate the Company and to cancel its Certificate of Formation.

(b)   Irrevocability. The foregoing power of attorney is irrevocable and is coupled with an interest, and, to the extent permitted by applicable law, shall survive the death or disability of a Member. It also shall survive the Transfer of Membership Interest, except that if the transferee is approved for admission as a Member, this power of attorney shall survive the delivery of the assignment for the sole purpose of enabling the Attorney-in-Fact to execute, acknowledge and file any documents needed to effectuate the substitution. Each Member shall be bound by any representations made by the Attorney-in-Fact acting in good faith pursuant to this power of attorney, and each Member hereby waives any and all defenses which may be available to

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contest, negate or disaffirm the action of the Attorney-in-Fact taken in good faith under this power of attorney.

ARTICLE IV
Allocations

Section 4.01   Allocation of Profits and Losses.

(a)   The Company's profits and losses for each Fiscal Year will be allocated among the Members pro rata in accordance with their Membership Interests.

(b)   Notwithstanding any other provision of this Agreement, (i) "partner nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(i)), if any, of the Company shall be allocated for each Fiscal Year to the Member that bears the economic risk of loss within the meaning of Treasury Regulations Section 1.704-2(i) and "nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(b)) and "excess nonrecourse liabilities" (as defined in Treasury Regulations Section 1.752-3(a)), if any, shall be allocated to and among the Members in accordance with their Membership Interests.

(c)   This Agreement shall be deemed to include "qualified income offset," "minimum gain chargeback," and "partner nonrecourse debt minimum gain chargeback" provisions within the meaning of Treasury Regulations under Section 704(b) of the Code.

(d)   All items of income, gain, loss, deduction, and credit of the Company shall be allocated among the Members for federal, state, and local income tax purposes consistent with the manner that the corresponding items are allocated among the Members pursuant to this section, except as may otherwise be provided herein or under the Code.

ARTICLE V
Distributions

Section 5.01   Distributions.

(a)   Distributions of available cash shall be made to the Members at the times and in the aggregate amounts determined by the Managers. Such distributions shall be paid to the Members pro rata in accordance with their respective Membership Interests.

(b)   Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate Section 18-607 of the Delaware Act or other Applicable Law.

ARTICLE VI
Transfers

Section 6.01   General Restrictions on Transfer.

(a)   Except as permitted pursuant to Section 6.02, no Member shall Transfer all or any portion of its Membership Interest in the Company, except with the written consent of Members holding a majority of the Membership Interests. No Transfer of Membership Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 2.03 hereof.

(b)   Notwithstanding any other provision of this Agreement (including Section 6.02), each Member agrees that it will not Transfer all or any portion of its Membership Interest in the Company, and the Company agrees that it shall not issue any Membership Interests:

(i)   except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws, and then, with respect to a Transfer of Membership Interests, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act;

(ii)   if such Transfer or issuance would cause the Company to be considered a "publicly traded partnership" under Section 7704(b) of the Code within the meaning of Treasury Regulation Section 1.7704-1(h)(1)(ii), including the look-through rule in Treasury Regulation Section 1.7704-1(h)(3);

(iii)   if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iv)   if such Transfer or issuance would cause the Company to lose its status as a partnership for federal income tax purposes;

(v)   if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(vi)   if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(c)   Any Transfer or attempted Transfer of any Membership Interest in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue be treated) as the owner of such Membership Interest for all purposes of this Agreement.

(d)   Except as provided in Section 2.04(b), no Transfer (including a Permitted Transfer) of Membership Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee (including a Permitted Transferee) is admitted as a Member of the Company in accordance with Section 2.03(b) hereof.

(e)   For the avoidance of doubt, any Transfer of a Membership Interest permitted by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Membership Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits

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described in the definition of the term "Membership Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section 6.02   Permitted Transfers. The provisions of Section 6.01(a) shall not apply to any Transfer by any Member of all or any portion of its Membership Interest to any of the following (each, a "**Permitted Transferee**" and, any such Transfer to a Permitted Transferee, a "**Permitted Transfer**"):

(a)   Any Affiliate of such Member; or

(b)   (i) Such Member's spouse, parent, siblings, descendants (including adoptive relationships and stepchildren), and the spouses of each such natural persons (collectively, "**Family Members**"); (ii) a trust under which the distribution of Membership Interests may be made only to such Member and/or any Family Member of such Member; (iii) a charitable remainder trust, the income from which will be paid to such Member during his or her life; (iv) a corporation, partnership, or limited liability company, the stockholders, partners, or members of which are only such Member and/or Family Members of such Member; or (v) by will or by the laws of intestate succession, to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries.

ARTICLE VII
No Personal Liability and Indemnification

Section 7.01   No Personal Liability: Members; Managers.

(a)   Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

(b)   Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Managers will be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

Section 7.02   Indemnification.

(a)   To the fullest extent permitted under the Delaware Act, any Covered Person (as defined in section (c) below) shall be entitled to indemnification and reimbursement of reasonable expenses from the Company for and against any loss, damage, claim, or expense (including [reasonable] attorneys' fees) (collectively, "**Losses**") whatsoever incurred by the Covered Person relating to or arising out of any act or omission or alleged acts or omissions (whether or not constituting negligence) performed or omitted by any Covered Person on behalf of the Company; provided, however, that (i) any indemnity under this Section 7.02 shall be provided out of and to the extent of the Company assets only, and neither any Member or any other Person shall have any personal liability to contribute to such indemnity by the Company; (ii) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful; and (iii) such Covered

Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction.

(b)   Upon receipt by the Company of a written undertaking by or on behalf of the Covered Person to repay such amounts if it is finally judicially determined that the Covered Person is not entitled to indemnification under this Section 7.02, the Company shall advance, to the extent reasonably required, each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.02.

(c)   For purposes of this Section 7.02, "**Covered Person**" means (i) each Member; (ii) each Manager and Officer of the Company; and (iii) each officer, director, shareholder, partner, manager, member, Affiliate, employee, agent, or representative of each Member and of each Manager.

ARTICLE VIII
Accounting and Tax Matters

Section 8.01   Inspection Rights. Upon reasonable notice from a Member, the Company shall afford the Member access during normal business hours to the corporate, financial, and similar records, reports, and documents of the Company, and shall permit the Member to examine such documents and make copies thereof.

Section 8.02   Income Tax Status. It is the intent of this Company and the Members that this Company shall be treated as a partnership for US, federal, state, and local income tax purposes. Neither the Managers nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section 8.03   Tax Matters Representative.

(a)   Appointment; Resignation. The Members hereby appoint Valerie Bendish as the "partnership representative" as provided in Section 6223(a) of the Code (the "**Tax Matters Representative**"). The Tax Matters Representative can be removed at any time by a vote of Members holding a majority of the Membership Interests of the Company, and shall resign if it is no longer a Member. In the event of the resignation or removal of the Tax Matters Representative, the holders of a majority of the Membership Interests of the Company shall appoint a new Tax Matters Representative.

(b)   Tax Examinations and Audits. The Tax Matters Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local, or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith.

The Tax Matters Representative shall promptly notify the Members in writing of the commencement of any tax audit, upon receipt of a tax assessment or upon the receipt of a notice of final partnership adjustment, and shall keep the Members reasonably informed of the status of any tax audit and resulting administrative and judicial proceedings. Without the consent of Members holding a majority of the Membership Interests of the Company, the Tax Matters Representative shall not extend the statute of limitations, file a request for administrative adjustment, file suit relating to any Company tax refund or deficiency, or enter into any settlement agreement relating to items of income, gain, loss, or deduction of the Company with any federal, state, local, or foreign taxing authority.

(c)   US Federal Tax Proceedings. To the extent permitted by applicable law and regulations, the Tax Matters Representative will cause the Company to annually elect out of the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the Bipartisan Budget Act of 2015 (the "**Revised Partnership Audit Rules**") pursuant to Section 6221(b) of the Code. For any year in which applicable law and regulations do not permit the Company to elect out of the Revised Partnership Audit Rules, then within forty-five (**45**) days of any notice of final partnership adjustment, the Tax Matters Representative will cause the Company to elect the alternative procedure under Section 6226 of the Code, and furnish to the Internal Revenue Service and each Member (including former Members) during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d)   Section 754 Election. The Tax Matters Representative will make an election under Section 754 of the Code, if requested in writing by Members holding a majority of the outstanding Membership Interests.

(e)   Indemnification. The Company shall defend, indemnify, and hold harmless the Tax Matters Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope of such Member's responsibilities as Tax Matters Representative, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

Section 8.04   Tax Returns.

(a)   At the expense of the Company, the Managers will cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Managers will deliver to each Member, Company information necessary for the preparation of such Member's federal, state, and local income tax returns for such Fiscal Year.

(b)   Each Member agrees that such Member shall not treat any Company item on such Member's federal, state, foreign, or other income tax return inconsistently with the treatment of the item on the Company's return.

ARTICLE IX
Dissolution and Liquidation

Section 9.01   Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a) The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all the assets of the Company; or

(b) The entry of a decree of judicial dissolution under § 18-802 of the Delaware Act.

Section 9.02 **Effectiveness of Dissolution.** Dissolution of the Company shall be effective on the day on which the event described in Section 9.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 9.03, and the Certificate of Formation shall have been cancelled as provided in Section 9.04.

Section 9.03 **Liquidation.** If the Company is dissolved pursuant to Section 9.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a) The Managers, or another Person selected by the Managers, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b) As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c) The Liquidator shall liquidate the assets of the Company and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

(i) First, to the payment of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii) Second, to the establishment of and additions to reserves that are determined by the Managers to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii) Third, to the Members, on a pro rata basis, in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the liquidation of the Company occurs.

Section 9.04 **Required Filings.** Upon completion of the winding up of the Company, the Liquidator shall make all necessary filings required by the Delaware Act.

ARTICLE X
Definitions

13

Section 10.01   Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 10.01:

(a)   "**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, "**control**" when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract, or otherwise; and the terms "**controlling**" and "**controlled**" shall have correlative meanings.

(b)   "**Applicable Law**" means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (ii) any consents or approvals of any Governmental Authority; and (iii) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

(c)   "**Certificate of Formation**" means the certificate of formation filed with the Delaware Secretary of State on May 27, 2020.

(d)   "**Code**" means the Internal Revenue Code of 1986, as amended.

(e)   "**Delaware Act**" means the Delaware Limited Liability Company Act and any successor statute, as it may be amended from time to time.

(f)   "**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

(g)   "**Equity Securities**" means any and all Membership Interests of the Company and any securities of the Company convertible into, exchangeable for, or exercisable for, such Membership Interests, including, without limitation, any warrants or other rights to acquire such Membership Interests.

(h)   "**Fiscal Year**" means the calendar year, unless the Company is required or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

(i)   "**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

(j)   "**Lien**" means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

(k) "**Manager(s)**" means, initially, Valerie Bendish or such other Member as may be designated or become a Manager pursuant to the terms of this Agreement.

(l) "**Membership Interest**" means, with respect to a Member, the quotient (expressed as a percentage) of the number of Membership Units owned by such Member divided by the total number of Membership Units owned by all of the Members. When referenced in connection with a vote, the Membership Interest is with respect to Members entitled to vote on a specific action on behalf of the Company.

(m) "**Membership Units**" means units of interest in the Company issued to each Member which represent (a) each Member's right to receive a distributive share of Company assets and items of Company income, gain, loss, and deduction in accordance with the terms of this Agreement, (b) the Member's voting, consent and other rights, if any, provided in this Agreement and (c) the rights to receive any and all other benefits due to a Member under this Agreement and the Delaware Act. The number of Membership Units held by each Member are set forth in **Schedule I** hereto.

(n) "**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

(o) "**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

(p) "**Transfer**" means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Membership Interests or any interest (including a beneficial interest) therein. "**Transfer**" when used as a noun shall have a correlative meaning.

(q) "**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

ARTICLE XI
Miscellaneous

Section 11.01 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any jurisdiction).

Section 11.02 Submission to Jurisdiction. The parties hereby agree that any suit, action, or proceeding based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, shall be brought in the federal courts of the United States of America or the courts of the State of Delaware, in each case located in the City of Wilmington and County of New Castle. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding.

Section 11.03   Waiver of Jury Trial. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.04   Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. Nothing contained in this Section 11.04 shall diminish the waiver described in Section 11.03.

Section 11.05   Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given:

(a)   when delivered by hand;

(b)   when received by the addressee if sent by a nationally recognized overnight courier;

(c)   on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or

(d)   on the third (**3rd**) day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.05):

If to the Company:	39F White Rock Blvd. Oak Ridge, NJ 07438 Email: vbendish@vbpr.com Attention: Valerie Bendish, Managing Member
If to the Manager:	39F White Rock Blvd. Oak Ridge, NJ 07438 Email: vbendish@vbpr.com Attention: Valerie Bendish
If to a Member:	To the Member's respective mailing address as set forth on the Members Schedule.

Section 11.06   Remedies. In the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Membership Interests are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including recovery of damages. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

Section 11.07   Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 11.08   Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

Section 11.09   Amendment. No provision of this Agreement may be amended or modified except by an instrument in writing executed by Members holding a majority of the Membership Interests. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to the Members Schedule may be made by the Managers in accordance with Section 3.06(a).

Section 11.10   Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section 11.11   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 11.12   Entire Agreement. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

Section 11.13   No Third-Party Beneficiaries. Except as provided in ARTICLE VII, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

MEMBER:

Valerie Bendish, Manager and Member

Valerie's LLC

EXHIBIT A

FORM OF A JOINDER AGREEMENT

Reference is hereby made to the Limited Liability Company Agreement, dated November 26, 2020, as amended from time to time (the " **Agreement**"), by and among Valerie Bendish and Valerie's LLC, a company organized under the laws of Delaware (the "**Company**"). Pursuant to and in accordance with Section 2.03(b) of the Agreement, the undersigned hereby acknowledges that it has received and reviewed a complete copy of the Agreement and agrees that upon execution of this Joinder Agreement, such Person shall become a party to the Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Agreement as though an original party thereto and shall be deemed, and is hereby admitted as, a Member for all purposes thereof and entitled to all the rights incidental thereto.

Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of [DATE]. 3/15/2021

DocuSigned by:

779534DEAF1D403...

[NAME] LAURA P Kiernan

[TITLE] CEO & Founder

SCHEDULE I

MEMBERS SCHEDULE

Member Name	Address	Initial Capital Contribution (Cash Amount)	Membership Units	Membership Interest
Valerie Bendish		$23,494.03	2,349,403	100%